UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

Altus Power, Inc.

(formerly known as CBRE Acquisition Holdings, Inc.)

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

02217A102

(CUSIP Number)

June 1, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 02217A102

1.	NAMES OF REPORTING PERSONS Andrew Goffe
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,032,986 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 8,032,986(1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,032,986
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	These shares include (i) 4,648,224 shares that Mr. Goffe holds through a brokerage account, (ii) 1,053,812 shares that Mr. Goffe holds through The Goffe 2021 Charitable Remainder Unitrust, (iii) 854,084 shares that Mr. Goffe holds through The Andrew Goffe GST Exempt 2012 Trust; (iv) 334,697 shares that Mr. Goffe holds through The Jeffrey Levin GST Exempt 2013 Trust; (v) 374,564 shares that Mr. Goffe holds through the Levin-Goffe Family Foundation; (vi) 336,105 shares that Mr. Goffe holds through a sep IRA account; (vii) 395,300 shares that Mr. Goffe holds through an IRA account; and (viii) 36,200 shares that Mr. Goffe’s children hold, of which Mr. Goffe may be deemed the beneficial owner.

(2)	Based on 153,650,851 shares outstanding as of May 6, 2022 according to the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 16, 2022.

Item 1.

(a)	Name of Issuer:

Altus Power, Inc., f/k/a CBRE Acquisition Holdings, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

2200 Atlantic Street, 6th Floor, Stamford, CT 06902

Item 2.

(a)-(c)	Name, Address and Citizenship of Reporting Persons

Andrew Goffe

15 Central Park West #12b

New York, NY 10023

Citizenship: United States

(d)	Title of Class of Securities

Class A Common Stock, $0.0001 par value

(e)	CUSIP Number

02217A102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a)	Amount Beneficially Owned:

Please refer to items 5-9 of the cover pages attached hereto for the amounts beneficially owned by the reporting person as of June 1, 2022.

(b)	Percent of Class

Please refer to item 11 of the cover pages attached hereto

(c)	Number of shares as to which such person has:

Please refer to items 5-8 of the cover pages attached hereto

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2022

/s/ Andrew Goffe
Andrew Goffe